UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)

TELECOM ITALIA S.p.A.

(Name of Issuer)

Ordinary Shares of euro 0.55 par value each

(Title of Class of Securities)

87927W10

(CUSIP Number)

Amedeo Nodari

Merchant Banking Department

Intesa Sanpaolo S.p.A.

Via Monte di Pietà 12

20121 Milan, Italy

(+39) 02 879 62552

With a copy to:

Jeffrey H. Lawlis, Esq.

Latham & Watkins

Corso Matteotti, 22

Milan 20121

Italy

(+39) 02 3046 2039

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 27, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 87927W10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Intesa Sanpaolo S.p.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Italy

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 74,090,420

	8.	Shared Voting Power 3,003,586,907 (See Item 5)

	9.	Sole Dispositive Power 63,914,584

	10.	Shared Dispositive Power 3,003,586,907 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,077,677,327 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.9% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO, BK

This Amendment No. 8 (this “Amendment”) amends the Statement on Schedule 13D (the “Schedule 13D”) filed on November 1, 2007 and as subsequently amended by Intesa Sanpaolo S.p.A., a company incorporated under the laws of the Republic of Italy (“Intesa Sanpaolo”), with respect to the ordinary shares, euro 0.55 par value per share (“Telecom Shares”), of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy (“Telecom Italia”).  Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13D, as amended.

Introduction

As previously described in Amendments No. 2 and No. 3 to Schedule 13D (filed on December 1, 2009, and December 23, 2009, respectively, by Intesa Sanpaolo), the terms of SI’s exit from Telco were approved on November 26, 2009 and the SI Exit Transaction was concluded on December 22, 2009.  In connection with SI’s exit from Telco, Intesa Sanpaolo, Mediobanca, Generali and Telefónica (collectively, the “Existing Shareholders”) concluded the New Shareholders Agreement, amending and renewing the original Shareholders Agreement.  In addition, as previously described in Amendment No. 4 to Schedule 13D (filed on January 22, 2010, by Intesa Sanpaolo), Telco refinanced its existing financial indebtedness maturing in January 2010 through the New Refinancing Facility dated as of January 11, 2010 with the Senior Lenders.

As previously described in Amendment No. 5 to Schedule 13D (filed on March 12, 2012 by Intesa Sanpaolo), on February 29, 2012, the Existing Shareholders undertook to ensure the refinancing of Telco’s financial indebtedness through the most appropriate financing instruments in proportion to their respective shareholdings of Telco. A copy of the related Telco press release, dated February 29, 2012, was previously filed on Schedule 13D as Exhibit 27.  On May 31, 2012, the Existing Shareholders announced the completion of the refinancing transactions for Telco’s financial indebtedness maturing in 2012, as approved by Telco’s board of directors on May 3, 2012 (the “2012 Refinancing”).

As previously described in Amendment No. 6 to Schedule 13D (filed on June 14, 2012 by Intesa Sanpaolo), as part of the 2012 Refinancing, Telco (i) executed a capital increase of euro 600 million, entirely subscribed by all the Existing Shareholders on a pro rata basis (the “Capital Increase”), (ii) issued a euro 1.750 billion bond (the “2012 Bond”), entirely subscribed by all the Existing Shareholders on a pro rata basis, and (iii) entered into a euro 1.050 billion loan agreement (the “2012 Refinancing Facility”) with Société Générale, UniCredit Corporate Banking S.p.A., HSBC Bank plc, Intesa Sanpaolo and Mediobanca, as lenders (collectively, the “2012 Lenders”).  The 2012 Refinancing Facility matures on November 27, 2013 and is secured by a pledge (the “2012 Pledge”) in favor of the 2012 Lenders over 1,730,000,000 Telecom Shares held by Telco (the “2012 Pledged Shares”).

The funds received by Telco in connection with the 2012 Refinancing were used to repay the January 2010 New Refinancing Facility, a euro 1.3 billion bond previously issued by Telco and subscribed for by the Existing Shareholders and were used to repay Telco’s remaining banking debt of euro 860 million which matured between June and October 2012.

In connection with the Capital Increase, the Existing Shareholders amended article 5 of Telco’s by-laws, previously filed on Schedule 13D as Exhibit 13.  An unofficial translation of the amendments to article 5 was previously filed on Schedule 13D as Exhibit 28.

Pursuant to the terms of the 2012 Refinancing Facility, on May 31, 2012, the Existing Shareholders and the 2012 Lenders entered into an option agreement (the “2012 Pledged Shares Option Agreement”) pursuant to which the parties (i) terminated the prior Option Agreement entered into on January 11, 2010 and previously filed on Schedule 13D as Exhibit 22 and (ii) established the terms and conditions that would govern the Existing Shareholders’ option to acquire the 2012 Pledged Shares from the 2012 Lenders (the “2012 Call Option”) in the event that the 2012 Lenders acquire any of the 2012 Pledged Shares by enforcing the 2012 Pledge.  Copies of the 2012 Pledged Shares Option Agreement and the Telco press releases announcing the events described above, dated May 3, 2012 and May 31, 2012, were previously filed on Schedule 13D as Exhibit 29, Exhibit 30 and Exhibit 31, respectively.

As previously described in Amendment No. 7 to Schedule 13D (filed on October 7, 2013 by Intesa Sanpaolo), on September 24, 2013, Telefónica, Generali (which term now also includes Generali Italia S.p.A., formerly known as INA Assitalia S.p.A.), Intesa Sanpaolo and Mediobanca entered into an agreement to amend the 2012 Shareholders Agreement for, among other things, the recapitalization and the refinancing of Telco (the “Shareholders Agreement Amendment”).

Pursuant to the Shareholders Agreement Amendment, the Existing Shareholders agreed to  recapitalize Telco and refinance certain indebtedness thereof, as more specifically described in Amendment No. 7 to Schedule 13D.  In connection with this refinancing, Telco entered into a euro 700 million loan agreement on October 4, 2013 (the “2013 Refinancing Facility”) with Intesa Sanpaolo and Mediobanca, as lenders (collectively, the “2013 Lenders”) and Banca IMI Sp.A., as agent (the “2013 Facility Agent”) maturing on February 16, 2015.  The 2013 Refinancing Facility is secured by a pledge (the “2013 Pledge”) in favor of the 2013 Lenders over 1,900,000,000 Telecom Shares held by Telco (including the former 2012 Pledged Shares that had secured the 2012 Refinancing Facility) (such shares subject to the 2013 Pledge, the “2013 Pledged Shares”).  To facilitate this transaction, on November 27, 2013, the Existing Shareholders and the 2012 Lenders entered into contractual arrangements pursuant to which the 2012 Pledge was released and the 2012 Pledged Shares Option Agreement was terminated (the “Deed of Termination”).  Concurrently, on November 27, 2013, a new pledged shares option agreement (the “2013 Pledged Shares Option Agreement”) was entered into between, inter alios, the Existing Shareholders and the 2013 Lenders to establish the terms and conditions which would govern the Existing Shareholders’ call option (the “2013 Call Option”) to acquire from the 2013 Lenders at the terms and conditions referred to therein, any 2013 Pledged Shares acquired by the 2013 Lenders pursuant to an enforcement of the 2013 Pledge.  Except as described therein, the terms of the 2013 Pledged Shares Option Agreement and the 2013 Call Option are substantially consistent with the terms of the 2012 Pledged Shares Option Agreement and the 2012 Call Option, respectively.

The Deed of Termination and the 2013 Pledged Shares Option Agreement are filed hereto as Exhibits 35 and 36, respectively.

Items 2, 5, 6 and 7 of Schedule 13D are hereby amended and supplemented to add the following:

Item 2.        Identity and Background

The names, citizenship, business addresses and principal occupations or employments of the executive officers and directors of Intesa Sanpaolo are set forth in Annex A, which is incorporated herein by reference.

During the last five years, neither Intesa Sanpaolo nor, to the best of Intesa Sanpaolo’s knowledge, any of the persons listed in Annex A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.        Interest in Securities of the Issuer

Intesa Sanpaolo, through its interest in Telco, may be deemed to beneficially own 3,003,586,907 Telecom Shares, representing approximately 22.4% of the outstanding Telecom Shares. Intesa Sanpaolo may be deemed to have shared power to vote, or direct the vote, and shared power to dispose, or direct the dispositions, of such Telecom Shares.

In addition, Intesa Sanpaolo may be deemed to have sole power to vote or direct the vote of 74,090,420 Telecom Shares and sole power to dispose or direct the disposition of 63,914,584 Telecom Shares through its direct holdings and the holdings of various subsidiaries, representing approximately 0.6% and 0.5% of the outstanding Telecom Shares, respectively. These shares are not currently expected to be contributed to Telco.

The beneficial ownership of Telecom Shares by the persons listed in Annex A to Schedule 13D, to the extent currently available and to the best of Intesa Sanpaolo’s knowledge, is indicated next to such person’s name in such Annex A. To the best of Intesa Sanpaolo’s knowledge, such persons have sole voting and dispositive power over the Telecom Shares that they beneficially own. Except as described in Annex B, Intesa Sanpaolo has not effected any transaction in the Telecom Shares during the 60 days prior to the date of the event which required a filing on Schedule 13D.  To the best of Intesa Sanpaolo’s knowledge, the persons listed in Annex A have not effected any transactions in Telecom Shares during the 60 days prior to the date of the event which required a filing on Schedule 13D.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the description contained herein, the description of the Deed of Termination and the 2013 Pledged Shares Option Agreement in the Introduction to this Amendment No. 8 is incorporated herein by reference.  The summaries of certain material provisions of the Deed of Termination and the 2013 Pledged Shares Option Agreement do not purport to be a full and complete descriptions of such documents and are entirely qualified by reference to the full text of such documents attached hereto as Exhibits 35 and 36, respectively.

THE 2013 PLEDGED SHARES OPTION AGREEMENT

On November 27, 2013, the Existing Shareholders and the 2013 Lenders entered into the 2013 Pledged Shares Option Agreement. Pursuant to the 2013 Pledged Shares Option Agreement, the 2013 Facility Agent (or any successor thereof under the 2013 Refinancing Facility) will provide written notice to the Existing Shareholders of any enforcement of the 2013 Pledge (the “Enforcement Notice”). Together with the Enforcement Notice, the 2013 Facility Agent will also deliver to the Existing Shareholders a written notice (the “Calculation Notice”) stating (i) the aggregate amount outstanding under the 2013 Refinancing Facility plus accrued and unaccrued interest and any other related costs and expenses, including enforcement costs under the 2013 Refinancing Facility; (ii) the price at which the 2013 Lenders are entitled to acquire the 2013 Pledged Shares by enforcing the 2013 Pledge (the “Enforcement Price”), and (iii) the number of the 2013 Pledged Shares that the 2013 Lenders would be entitled to appropriate by enforcing of the 2013 Pledge  (the “Appropriation Shares”).

Each Existing Shareholder is entitled to acquire the Appropriation Shares from the 2013 Lenders at a price per Appropriation Share equal to the higher of (i) the aggregate amount outstanding under the 2013 Refinancing Facility plus accrued and unaccrued interest thereunder and any other related costs and expenses, including enforcement costs, and (ii) the Enforcement Price divided by the aggregate number of the Appropriation Shares (in either case, the “Purchase Price”).

The 2013 Call Option will be validly exercised only if it is exercised for the exact amount of Appropriation Shares, provided, however, that if there is a discrepancy in the aggregate number of Appropriation Shares reported on the Exercise Notice due to clerical error, the relevant Existing Shareholders are entitled to cure the clerical error within one business day.  Each Existing Shareholder may exercise the 2013 Call Option by delivering to the 2013 Facility Agent and the other Existing Shareholders a written notice (the “Exercise Notice”) no later than five business days after receipt of the Calculation Notice, stating that the Exercise Notice (i) is an unconditional and irrevocable offer to purchase from the 2013 Lenders all or part of the Appropriation Shares at a price per share equal to the Purchase Price and (ii) complies with the Shareholders Agreement Amendment, as it may be further amended from time to time.

If the 2013 Call Option is not validly exercised and, therefore, the Existing Shareholders do not acquire the Appropriation Shares, any Existing Shareholder (such Existing Shareholder, a “Dissenting Shareholder”) who refuses to provide pro rata financial support to Telco (in compliance with the terms of the Shareholders Agreement Amendment, as it may be further amended from time to time) to avoid or cure a default under the 2013 Refinancing Facility and to avoid enforcement of the 2013 Pledge will be prevented from making any Share Disposal (as defined below) for a period of six months from receipt of the Calculation Notice (the “Lock-up Period”).

During the Lock-up Period, each Dissenting Shareholder agrees not to sell, transfer or in any way exchange any shares, convertible instrument or other equity or quasi-equity instruments of Telecom Italia (any such activity, a “Share Disposal”), provided, however, that such undertaking shall not apply (i) to Mediobanca and Intesa Sanpaolo when appropriating, buying or selling or otherwise transferring securities and other rights in the context of the enforcement of the 2013 Pledge, and (ii) to Mediobanca, Intesa Sanpaolo and Generali when appropriating, buying, selling or otherwise transferring securities and other rights in the ordinary course of their trading activities either by taking principal positions resulting from client facilitation or, with respect to Generali, by making investments through separately managed accounts for backing technical reserves.  Moreover, nothing in the 2013 Pledged Shares Option Agreement shall constitute a restriction, impediment or limitation whatsoever on any Existing Shareholder, whether a Dissenting Shareholder or not, to purchase or appropriate in any way shares, convertible instrument or other equity or quasi-equity instruments of Telecom Italia (any such activity, a “Share Acquisition”).

The Existing Shareholders further agreed that, during the Lock-up Period, following any enforcement of the 2013 Pledge, they will: (i) use their reasonable efforts to make Share Acquisitions (if any) from the 2013 Lenders in priority to any other market counterparty; and (ii) refrain from any trading activity or the making of any intentional, specific or negative communication (outside of the normal periodic or customary corporate communications of such entity) to either financial market counterparties or the press with respect to Telecom Shares, which would adversely affect any Share Disposal by the 2013 Lenders in the context of an enforcement of the 2013 Pledge.

Item 7.        Materials to Be Filed as Exhibits

Exhibit 35:                              Deed of termination of the 2012 Pledged Shares Option Agreement dated November 27, 2013 by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. (in its capacity as shareholder) and Mediobanca — Banca di Credito Finanziario S.p.A. (in its capacity as shareholder) and UniCredit S.p.A., Société Générale, Milan Branch, HSBC Bank plc, ), Intesa Sanpaolo S.p.A. (in its capacity as lender) and Mediobanca — Banca di Credito Finanziario S.p.A. (in its capacity as lender)

Exhibit 36:                              2013 Pledged Shares Option Agreement dated November 27, 2013 between Telefónica, S.A., Assicurazioni Generali S.p.A., (on its own account and in the name of and on behalf of the following Generali’s subsidiaries Generali Vie, S.A., Alleanza Toro, S.p.A. Generali Italia, S.p.A. Generali Lebensversicherung AG ), Intesa Sanpaolo, S.p.A. (as shareholder), Mediobanca — Banca di Credito Finanziario, S.p.A. (as shareholder) and Intesasanpaolo, S.p.A. (as lender), Mediobanca- Banca di Credito Finanziario S.p.A. (as lender), Banca IMI S.p.A. (as facility agent).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 18, 2013
INTESA SANPAOLO S.p.A.

	By:	/s/ Amedeo Nodari
		Name:	Amedeo Nodari
		Title:	Head of Institutional Investments

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF INTESA SANPAOLO

The name, title, present principal occupation or employment of each of the directors and executive officers of Intesa Sanpaolo are set forth below.  The business address of each director and executive officer is Intesa Sanpaolo’s address.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Intesa Sanpaolo.  All of the persons listed below are citizens of the Republic of Italy, except Jean-Paul Fitoussi who is a French citizen.

Name and surname	Position with Intesa Sanpaolo	Present Principal Occupation (if different from Position with Intesa Sanpaolo)	Telecom Shares Beneficially Owned
Gian Maria Gros-Pietro	Chairman	—	—
Marcello SALA	Senior Deputy Chairman of Management Board	—	—
Giovanni COSTA	Deputy Chairman of Management Board	Professor	4,243 (personally owned)
Carlo Messina	Managing Director and CEO	—	—
Carla Patrizia Ferrari	Member of Management Board	Executive	—
Piera Filippi	Member of Management Board	Attorney	—
Gaetano Miccichè	Member of Management Board	—	—
Francesco Micheli	Member of Management Board	—	—
Giuseppe Morbidelli	Member of Management Board	Professor	—
Bruno Picca	Member of Management Board	—	—
Giovanni Bazoli	Chairman of Supervisory Board	Professor	38,300 (personally owned) 22,634 (owned by spouse)
Mario Bartolissi	Deputy Chairman of Supervisory Board	Professor	—
Gianfranco Carbonato	Deputy Chairman of Supervisory Board	Entrepreneur	—
Gianluigi Baccolini	Member of Supervisory Board	Entrepreneur	—
Francesco Bianchi	Member of Supervisory Board	Consultant	—
Rosalba Casiraghi	Member of Supervisory Board	Consultant	—
Carlo Corradini	Member of Supervisory Board	Consultant	320,000 (personally owned)
Franco Dalla Sega	Member of Supervisory Board	Professor	—
Piergiuseppe Dolcini	Member of Supervisory Board	Lawyer	—
Jean-Paul Fitoussi	Member of Supervisory Board	Professor	—
Edoardo Gaffeo	Member of Supervisory Board	Professor	—
Pietro Garibaldi	Member of Supervisory Board	Professor	—
Rossella Locatelli	Member of Supervisory Board	Professor	—
Giulio Stefano Lubatti	Member of Supervisory Board	Consultant	—
Marco Mangiagalli	Member of Supervisory Board	Consultant	—
Iacopo Mazzei	Member of Supervisory Board	Entrepreneur	—
Beatrice Ramasco	Member of Supervisory Board	Chartered Accountant	—
Marcella Sarale	Member of Supervisory Board	Professor	—
Monica Schiraldi	Member of Supervisory Board	Consultant	—

ANNEX B

TRANSACTIONS IN TELECOM ITALIA ORDINARY SHARES

The following describes transactions during the 60 days prior to the date of the event which required a filing on Schedule 13D by Intesa Sanpaolo or its affiliates in Telecom Shares.  These transactions were all ordinary course broker-dealer activities engaged in by Intesa Sanpaolo or its affiliates consistent with its usual practices and unrelated to the Telco transaction. Substantially all of these transactions consisted of index arbitrage; index rebalance trading; program trading relating to baskets of securities; creation, redemption and balancing of exchange traded funds; facilitation of customer trades; model-driven trading and error correction.

Name of Intesa Sanpaolo entity or affiliate	Number of Buys	Buy Volume	High/Low Buy Prices (in €)	Number of Sells	Sell Volume	High/Low Sell Prices (in €)
Banca IMI S.p.A.	452	14,644,383	0.7635/0.5955	680	31,338,177	0.747/0.5905

EXHIBIT INDEX

Exhibit No.

99.1                       Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.2                       Amendment to the Co-Investment Agreement and the Shareholders’ Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.3                       Shareholders’ Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.4                       By-laws of Olimpia S.p.A. (unofficial English translation).*

99.5                       Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and Sintonia.*

99.6                       The Announcement of the Board of Commissioners of the Brazilian National Telecommunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).*

99.10                By-laws of Telco S.p.A. (unofficial English translation).*

99.11                Call Option Agreement, dated November 6, 2007, between Telefónica and Telco.*

99.12                Amendment to Shareholders Agreement and to Bylaws, dated November 19, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.13                Amended and Restated By-laws of Telco (unofficial English translation).*

99.14                Letter of Adherence to the Call Option Agreement by Olimpia S.p.A., dated November 15, 2007.*

99.15                Renewal Agreement, dated October 28, 2009, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.16                Amendment Deed to the Call Option, dated October 28, 2009, by and between Telefónica S.A. and Telco S.p.A. *

99.17                Joint press release, dated October 28, 2009, issued by Telefónica S.A., Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.18                Telco S.p.A. press release, dated November 26, 2009.*

99.19                Purchase and Sale Agreement, dated December 22, 2009 by and between Telco S.p.A. and Sintonia S.A. (unofficial English translation) *

99.20                Telco S.p.A. press release, dated December 22, 2009. *

99.21                Amendment Agreement, dated January 11, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.22                Option Agreement, dated January 11, 2010, by and among Intesa Sanpaolo S.p.A., Mediobanca -

Banca di Credito Finanziario S.p.A., Unicredit Corporate Banking S.p.A., Société Générale, as lenders, and Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca - Banca di Credito Finanziario S.p.A. as shareholders. *

99.23                Telco S.p.A. press release, dated January 11, 2010 *

99.24                Amendment Agreement, dated December 10, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.25                Second Renewal Agreement, dated February 29, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. *

99.26                Amendment Deed to the Telefónica Option Agreement, dated February 29, 2012, between Telefónica and Telco *

99.27                Telco S.p.A. press release, dated February 12, 2012 *

99.28                Amendments to By-Laws of Telco (unofficial English translation) *

99.29                Option Agreement, dated May 31, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. (in its capacity as shareholder) and Mediobanca — Banca di Credito Finanziario S.p.A. (in its capacity as shareholder) and UniCredit S.p.A., Société Générale, Milan Branch, HSBC Bank plc, ), Intesa Sanpaolo S.p.A. (in its capacity as lender) and Mediobanca — Banca di Credito Finanziario S.p.A. (in its capacity as lender). *

99.30                Telco S.p.A. press release, dated May 3, 2012 *

99.31                Telco S.p.A. press release, dated May 31, 2012 *

99.32                Amended by-laws of Telco (unofficial English translation) *

99.33                Agreement dated September 24, 2013, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., Generali Italia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca — Banca di Credito Finanziario S.p.A. *

99.34                Joint press release, dated September 24, 2013 *

99.35                Deed of termination of the 2012 Pledged Shares Option Agreement dated November 27, 2013 by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. (in its capacity as shareholder) and Mediobanca — Banca di Credito Finanziario S.p.A. (in its capacity as shareholder) and UniCredit S.p.A., Société Générale, Milan Branch, HSBC Bank plc, ), Intesa Sanpaolo S.p.A. (in its capacity as lender) and Mediobanca — Banca di Credito Finanziario S.p.A. (in its capacity as lender)

99.36                2013 Pledged Shares Option Agreement dated November 27, 2013 between Telefónica, S.A., Assicurazioni Generali S.p.A., (on its own account and in the name of and on behalf of the following Generali’s subsidiaries Generali Vie, S.A., Alleanza Toro, S.p.A. Generali Italia, S.p.A. Generali Lebensversicherung AG ), Intesa Sanpaolo, S.p.A. (as shareholder), Mediobanca — Banca di Credito Finanziario, S.p.A. (as shareholder) and Intesasanpaolo, S.p.A. (as lender), Mediobanca- Banca di Credito Finanziario S.p.A. (as lender), Banca IMI S.p.A. (as facility agent).

* Previously filed.